UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65800

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hall & Romkema Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe A. Romkema 517-337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Joe A. Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall & Romkema Financial Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. MUENCHEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires December 26, 2020
Acting in the County of Ingham

Notary Public

Signature

Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

HALL & ROMKEMA FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hall & Romkema Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hall & Romkema Financial Services, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hall & Romkema Financial Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hall & Romkema Financial Services, LLC's management. Our responsibility is to express an opinion on Hall & Romkema Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hall & Romkema Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Hall & Romkema Financial Services, LLC's financial statements. The supplemental information is the responsibility of Hall & Romkema Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Hall & Romkema Financial Services, LLC's auditor since 2017.

Celeste, Texas
January 20, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	96,262
Cash deposit with clearing organization		15,043
Advisory fees receivable		191,918
Prepaid expenses		18,913
Property and equipment, net		253
Total Assets	$	322,389

Liabilities and Members' Equity

Accounts payable	$	6,263
Total Liabilities		6,263
Members' Equity		316,126
Total Liabilities and Members' Equity	$	322,389

The accompanying notes are an integral part of these financial statements.

2

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2019

Revenues		
Advisory fees	$	747,817
Other		30,036
Total Revenues		777,853
Expenses		
Contracted services		126,025
Clearing charges		23,136
Communications		11,534
Professional fees and services		61,578
Occupancy and equipment		6,624
Regulatory fees		6,589
Other expenses		10,246
Total Expenses		245,732
Net Income	$	532,121

The accompanying notes are an integral part of these financial statements.

3

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

Balance at December 31, 2018	$	309,005
Net income		532,121
Members' distributions		(525,000)
Balance at December 31, 2019	$	316,126

The accompanying notes are an integral part of these financial statements.

4

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	532,121
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		69
Changes in assets and liabilities		
Increase in cash deposit with clearing organization		(33)
Increase in advisory fees receivable		(14,138)
Increase in prepaid expenses		(916)
Increase in accounts payable		294
Net cash provided by operating activities		517,397
Cash Flows from Financing Activities		
Members' distributions		(525,000)
Net cash used in financing activities		(525,000)
Net Decrease in Cash		(7,603)
Cash, Beginning of Year		103,865
Cash, End of Year	$	96,262

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was organized in August 2002 as a Michigan limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Michigan.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company, does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's operations consist primarily of providing investment advisory services to individuals located in Michigan.

Revenue Recognition

Advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arrears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Fair Value of Financial Instruments

Substantially all the Company's financial asset and liability amounts reported in the Statement of Financial Condition are short term in nature and approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment consists of office equipment, is carried at cost and includes expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed using the straight-line method over the estimated useful lives of 5 years. Depreciation expense totaled $69 for the year ended December 31, 2019.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

The Company's federal and state income tax returns for 2016 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note B - Transactions with Clearing Broker/Dealer:

The Company has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services for its advisory service clients and accounts. The clearing agreement requires minimum monthly charges of $1,000. The clearing agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker/dealer.

Note C - Related Party Transactions / Economic Dependency/ Concentration of Services:

The three members of the Company, who are also registered securities representatives and officers of the Company, generated substantially all of the Company's revenue for the year ended December 31, 2019. In lieu of compensation, the members received distributions totaling $525,000 during the year. The Company is economically dependent upon the members due to the concentration of services provided by them.

Two of the Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases administrative staff from the leasing company. A total of $126,025 was incurred and paid by the Company to the leasing company for the year ended December 31, 2019, which is recorded as contracted services in the accompanying Statement of Income.

Two of the Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The accounting firm shares its office space with the Company. A total of $6,624 was incurred and paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2019.

The Company incurred expenses for professional advisory, accounting, insurance and postage totaling $28,273 provided by the accounting firm during the year ended December 31, 2019. These expenses are recorded as professional fees and services in the accompanying Statement of Income. In addition, the Company has a prepaid asset of $4,264 related to insurance costs paid to the accounting firm at December 31, 2019.

Note D - Concentration of Credit Risk:

The Company has cash, commissions receivable, and a clearing deposit held by and due from its clearing broker-dealer totaling $109,873, or approximately 34% of total assets, at December 31, 2019.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its advisory fees receivable credit risk exposure is limited.

Note E - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $105,513, which was $100,513 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.06 to 1.

Note F – Off-Balance-Sheet Risk:

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2019, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement is required.

Note H - Subsequent Events:

The Company has evaluated subsequent events through January 20, 2020 the date on which the financial statements were available to be issued.

The Company made distributions to members totaling $130,000 during January 2020.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2019

Net Capital

Total members' equity qualified for net capital	$	316,126
Deductions and/or charges		
Non-allowable assets:		
Advisory fees receivable		191,447
Prepaid expenses		18,913
Property and equipment, net		253
Total deductions and/or charges		210,613
Net Capital	$	105,513

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accounts Payable	$	6,263
Total Aggregate Indebtedness	$	6,263

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	100,513
Excess Net Capital at 1000%	$	99,513
Ratio: Aggregate Indebtedness to Net Capital		0.06 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Hall & Romkema Financial Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hall & Romkema Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hall & Romkema Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hall & Romkema Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Hall & Romkema Financial Services, LLC stated that Hall & Romkema Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hall & Romkema Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hall & Romkema Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 20, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Hall & Romkema Financial Services, LLC.

3495 Coolidge / East Lansing, MI 48823
517-337-8900

Hall & Romkema Financial Services, LLC. Assertions

Hall & Romkema Financial Services, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Hall & Romkema Financial Services, LLC.

I, Joe A. Romkema, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Joe A. Romkema, Member

January 4, 2020